UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-20052

CUSIP NUMBER: 858375108

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 28, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stein Mart, Inc.

Full Name of Registrant:

Not applicable.

Former Name if Applicable:

1200 Riverplace Boulevard

Address of Principal Executive Office (Street and Number):

Jacksonville, Florida 32207

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant recently replaced its legacy merchandise inventory information system with a new information system and is in the process of finalizing accounting reconciliations related to validation of inventory and accounts payable balances from the new system.

In addition, the Registrant is in the process of evaluating the control implications related to an error correction resulting from incorrect capitalization and amortization of software costs and assets no longer in use, as discussed in Form 8-K filed August 16, 2012.

Until the Registrant’s reconciliation and the control implication evaluation are complete, it is unable to complete its second quarter financial statements and file them in the Form 10-Q for the period ended July 28, 2012 by the September 6, 2012 due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gregory W. Kleffner

(904) 346-1468

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report, net income was $0.7 million or $0.02 per diluted share for the 13 weeks ended July 28, 2012, compared to net income of $1.3 million or $0.03 per diluted share for the 13 weeks ended July 30, 2011. The Company expects to report, net income was $12.6 million or $0.29 per diluted share for the 26 weeks ended July 28, 2012 compared to net income of $17.2 million or $0.38 per diluted share for the 26 weeks ended July 30, 2011.

Additional information can be found in the Company’s press release issued and Form 8-K filed August 16, 2012.

Stein Mart, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 7, 2012	By:	/s/ Gregory W. Kleffner
Gregory W. Kleffner
Executive Vice President and Chief Financial Officer